

July 20, 2011

Via E-mail
Mr. James W. Truess,
Executive Vice President and Chief Financial Officer
AMERIGROUP Corporation
4425 Corporation Lane
Virginia Beach, Virginia   23462

> **Re:**   **AMERIGROUP Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed on February 23, 2011**
> **File No. 001-31574**

Dear Mr. Truess:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filings.

Notes to Consolidated Financial Statements
(9) Long-Term Debt
Convertible Senior Notes, page 86

1. You disclose that on January 1, 2009 you adopted new guidance issued by the FASB and separately account for the liability and equity components of your 2.0% Convertible Senior Notes as they may be settled wholly or partially in cash upon conversion. Please provide us your analysis as to why you have not accounted for the embedded conversion feature separately as a derivative, noting that ASC 470-20-15-4 requires that an assessment of the embedded conversion feature must be performed prior to applying the cash conversion guidance. In your response, please specifically explain to us your consideration of the guidance in ASC 815-10-15-99c and 15-119 through 15-124 considering that the shares underlying your convertible notes are registered under a shelf

registration statement filed in May 2007. Please reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant